Via EDGAR and Overnight Delivery

August 25, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:  Jeffrey P. Riedler

Re:                             Proteon Therapeutics, Inc.

Amendment No. 2 to

Draft Registration Statement on Form S-1

Submitted August 25, 2014

(CIK No. 0001359931)

Ladies and Gentlemen:

On behalf of Proteon Therapeutics, Inc. (the “Company”), we submit this letter and the following information in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 19, 2014, relating to Amendment No. 1 the Company’s Draft Registration Statement on Form S-1 (CIK No. 0001359931) submitted confidentially to the Commission on August 6, 2014 (the “First Amendment”).

On behalf of the Company, we are concurrently confidentially submitting via EDGAR Amendment No. 2 to the Registration Statement (the “Second Amendment”). We are providing to the Staff by overnight delivery, a courtesy package containing copies of this letter and the Amendment, including versions that are marked to show changes to the First Amendment.

For the convenience of the Staff, the numbered paragraphs below correspond to the numbered comments in the Staff’s letter. The Staff’s comments are presented in italics and are followed with the Company’s response. Except as otherwise specifically indicated, page references herein are to pages of the Amendment.

Prospectus Summary, page 1

1.                                      We note your response to our prior Comment 5 and associated revisions to your registration statement. We also note your response to our prior Comment 14, which states that “the FDA will not consider the Phase 2 results, including any non-prespecified analysis, when reviewing a BLA.” In light of this response, in addition to our original concerns, the appearance of the graphs in the Prospectus Summary is inappropriate. Please remove all graphs displaying the results of your clinical trials from the Prospectus Summary. Additionally, please disclose, where you discuss Phase 2 clinical trial results throughout the prospectus, that the FDA will not consider these results, including any non-prespecified analysis, when reviewing a BLA.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 3 of the Second Amendment to remove all graphs. Further, in response to the Staff’s comment the Company notes that when reviewing a BLA, the FDA will consider the entire data package, including all pre-clinical and clinical trial results.  While FDA will require at least one Phase 3 trial to form the primary basis of the demonstration of safety and efficacy, the Agency may find results from a Phase 2 trial, including non-prespecified analyses, to be supportive. The Company has revised its disclosure on pages 97 and 103 of the Second Amendment to clarify that the Agency may find results from a Phase 2 trial, including non-prespecified analyses, to be supportive.

Risk Factors, page 13

“PRT-201 may cause undesirable side effects...,” page 22

2.                                      Please define the term “protease” at its first use to enable a lay investor to understand such term.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 22 of the Second Amendment.

Use of Proceeds, page 57

3.                                      We note your response to our prior Comment 9. We understand that you can only provide your best estimate of how far you expect the offering proceeds will enable you to advance each of your clinical programs. Please expand your disclosure in this section to provide the information you provided in response to this comment. You may, as necessary, provide additional disclosure that advises investors of the particular factors and assumptions that form the basis of your estimate, any uncertainty surrounding these estimates and the reasons that the actual developmental timelines could vary.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 56 of the Second Amendment.

Notes to Financial Statements

Note 9. Redeemable Convertible Preferred Stock, page F-21

4.                                      Regarding your accounting for the individual purchase rights, you indicate that you will adjust the carrying value of such investor rights to its estimated fair value at each reporting date up to the closing of the tranche financing, which will occur at the closing of this offering. Please address the following:

•                  Please provide us an analysis with reference to authoritative literature supporting your accounting for the individual purchase rights as a liability recorded at fair value at each balance sheet date.

•                  Please revise to disclose why you will cease accounting for the purchase rights as a liability recorded at fair value upon the closing of the tranche financing to support your elimination of this liability in your pro forma presentations throughout the filing.

•                  Revise to disclose the number of Series D preferred stock and, after the closing of the IPO, common stock subject to the individual purchase rights provided in the Series D financing.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 11, 57, 61, 65, F-9, F-22 and F-23 of the Second Amendment.

On May 13, 2014, the Company entered into a Series D Preferred Stock Purchase Agreement under which the Company issued 42,469,626 shares of Series D Preferred Stock (“Series D”) at $0.588656 per share for total proceeds of $25,000,000 and 10,344,201 shares of Series D Preferred Stock to settle the conversion of convertible promissory notes, including accrued and unpaid interest.  Under the stock purchase agreement, the investors received rights to purchase an additional 8,493,925 Shares of Series D Preferred Stock for aggregate proceeds of $5,000,000 or $0.588656 per share (the “Second Tranche”) and 25,481,775 Shares of Series D Preferred Stock for aggregate proceeds of $15,000,000 or $0.588656 per share (the “Third Tranche”).

In determining the accounting for the tranche features in the Series D Preferred Stock, management evaluated whether the commitment to issue preferred stock in the future was considered a freestanding instrument or a component embedded in the First Tranche of the Series

D Preferred Stock.  Accounting Standards Codification (“ASC”) 480; Distinguishing Liabilities from Equity defines a freestanding instrument as one that meets either of the following conditions:

•                  It is entered into separately and apart from any of the entity’s other financial instruments or equity transactions

•                  It is entered into in conjunction with some other transaction and is legally detachable and separately exercisable.

As the tranche features were entered into in connection with the issuance of the First Tranche of Series D Preferred Stock, management considered whether it was legally detachable and separately exercisable from the First Tranche of the Series D Preferred Stock.  As there is no clear legal clause in the agreement governing this issue, management inquired with the Company’s external counsel.  The opinion of the Company’s external legal counsel is that, absent a provision restricting such a transfer, it would be possible for the holders to detach and transfer this instrument. As such, the rights to purchase additional Series D Preferred Stock in the future are considered detachable and separately exercisable from the First Tranche of Series D and accordingly are considered freestanding instruments.  Further, with respect to each the Second and Third Tranches, as they are detachable and separately exercisable from each other, each of the Second and Third Tranches are considered separate freestanding instruments.

Next, management evaluated the freestanding future tranche rights in accordance with the guidance in ASC 480 to determine the appropriate classification. ASC 480 requires freestanding equity-linked financial instruments within its scope to be classified as liabilities.  Management considered the following guidance from Section 5.8.2.2 of EY’s Financial Reporting Developments - Debt and Equity (Issued June 2014) which states the following:

“If the freestanding instrument imposes on the issuer a conditional (outside the issuer’s control) or unconditional obligation to issue shares that are potentially redeemable, the freestanding instrument is classified as a liability pursuant to ASC 480. This is an important evaluation because frequently the underlying preferred shares to the future tranche right or obligation are redeemable, either at the option of the holder or upon the occurrence of a contingent event outside the issuer’s control, thus requiring liability classification for the freestanding future tranche component.”

In accordance with terms of the Second and Third Tranche Individual Purchase Rights in Section 2 of the Series D Preferred Stock Purchase Agreement, the holders of the tranche rights have the ability to exercise the Second and Third Tranche Rights and purchase the underlying shares of Series D Preferred Stock at any time, excluding certain black-out dates.

As the tranche rights are considered freestanding instruments and they impose on the issuer a conditional obligation, which is outside of the issuer’s control, to issue shares that are potentially redeemable, the freestanding instruments are classified as liabilities pursuant to ASC 480.  As such, the Second and Third Tranche rights were recorded as liabilities at their full fair value, with a corresponding amount recorded as a discount on the First Tranche issuance of Series D. These tranche rights will be carried at fair value with any changes in fair value recorded in earnings in the period in which they occur.

Please contact me at (617) 951-8574 or George Eldridge, Chief Financial Officer at the Company, at 617-890-0102 x1026 with any questions or further comments regarding our response to the Staff’s comments.

Sincerely,

/s/ William S. Perkins

William S. Perkins

cc:                                Christina De Rosa, U.S. Securities and Exchange Commission

John Krug, U.S. Securities and Exchange Commission

Sasha Parikh, U.S. Securities and Exchange Commission

James Rosenberg, U.S. Securities and Exchange Commission

George Eldridge, Proteon Therapeutics, Inc.

Julio E. Vega, Bingham McCutchen LLP

Siena Colegrave, Bingham McCutchen LLP